

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2024

Matthew Fisch
Chief Executive Officer
AEye, Inc.
4670 Willow Road, Suite 125
Pleasanton, CA 94588

> **Re: AEye, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-281235**

Dear Matthew Fisch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Yian Huang